Exhibit 99.1

TARENA REGAINS COMPLIANCE WITH NASDAQ LISTING RULES

BEIJING, May 5, 2020 /PRNewswire/ -- Tarena International, Inc. (Nasdaq: TEDU) (“Tarena” or the “Company”), today announced that it has received a letter from The Nasdaq Stock Market (“Nasdaq”), dated May 4, 2020, notifying the Company that it has regained compliance with Nasdaq Listing Rules 5250(c)(1), as required by the decision of the Nasdaq Hearing Panel (the “Panel”) dated December 16, 2019. Accordingly, the Panel determined to continue the listing of the Company's securities on Nasdaq and has closed the matter.

About Tarena International, Inc.

Tarena is a leading provider of professional education services in China. Through its innovative education platform combining live distance instruction, classroom-based tutoring and online learning modules, Tarena offers professional education courses in IT and non-IT subjects. Tarena also offers K-12 education programs. Its professional education courses provide students with practical skills to prepare them for jobs in industries with significant growth potential and strong hiring demand.

For further information, please contact:

Amanda Wang

Investor Relations Contact

Tarena International, Inc.

Email: ir@tedu.cn